Filed Pursuant to Rule 424(b)(3)

File No. 333-274313

AXXES PRIVATE MARKETS FUND

(the “Fund”)

Supplement dated December 23, 2025

to the Statement of Additional Information (“SAI”) of the Fund dated June 5, 2025

This supplement updates certain information contained in the Fund’s Statement of Additional Information dated June 5, 2025. You may obtain a copy of the Fund’s Prospectus and SAI free of charge, upon request, by calling 1 (877) 462-9937, accessing the Fund’s website at https://axxescapital.com/axxes-private-markets-fund/ or by writing to the Fund at c/o Axxes Advisors LLC, 3011 Ponce de Leon Blvd, Suite 1420, Coral Gables, Florida 33134.

Terms used and not otherwise defined in this supplement shall have the same meanings as set forth in the Fund’s Prospectus and SAI.

The Board of the Fund has approved the designation of Mr. Michael Wittke as the Chief Compliance Officer of the Fund to replace the Fund’s current Chief Compliance Officer, Ms. Karrie Jerry.

Accordingly, effective immediately, all references to Ms. Karrie Jerry as Chief Compliance Officer of the Fund are hereby deleted in their entirety from the SAI, and the SAI is hereby supplemented and revised as follows:

Under the section titled “Management of the Fund; Officers who are not Trustees,” the information in the table related to Karrie Jerry’s qualifications is hereby deleted and replaced with the following:

Name and Year of Birth	Position(s) Held with the Fund; Term of Office and Length of Time Served(1)	Principal Occupation(s) During the Past 5 Years
Michael Wittke (1971)	Chief Compliance Officer Since December 2025	Vice President, Senior Compliance Officer, Northern Lights, LLC (June 2024 – present); Chief Compliance Officer, Southeastern Asset Management, Inc. (March 2002 – May 2024)

(1) Officers are typically elected every year, unless an officer earlier retires, resigns or is removed from office.

The address for the Chief Compliance Officer is c/o Northern Lights, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246.

Under the section titled “Management of the Fund; Biographical Information; Officers who are not Trustees,” the biographical information related to Karrie Jerry is hereby deleted and replaced with the following:

Michael Wittke

Michael Wittke serves as Vice President and Senior Compliance Officer of Northern Lights, LLC. Mr. Wittke has 29 years of experience in the fund industry, with emphasis on compliance, legal, anti-money laundering, and tax.

Previously, Mr. Wittke served as Chief Compliance Officer for Southeastern Asset Management, Inc. and its family of mutual funds, the Longleaf Partners Funds, where he was responsible for management and oversight of both the adviser and mutual fund compliance programs. Mr. Wittke also served as anti-money laundering compliance officer for both Southeastern Asset Management, Inc. and Longleaf Partners Funds and was head of compliance oversight at Southeastern Asset Management, Inc.’s UK subsidiary. He also assisted the legal department of Southeastern Asset Management, Inc. with issues concerning the Advisers Act and Investment Company Act.

Prior to joining Southeastern Asset Management, Inc., Mr. Wittke was a manager with PricewaterhouseCoopers specializing in tax issues related to registered investment companies and investment partnerships.

Mr. Wittke received his J.D. from Boston College Law School and his bachelor's degree in business administration from Michigan State University. Mr. Wittke is a member of the Massachusetts Bar. Mr. Wittke currently holds Series 6, 7, 24, 26, and 63 licenses.

Please retain this supplement for future reference.